Exhibit 4.70

PRIVATE & CONFIDENTIAL

COMPENSATION MEMO

Date:	February 22, 2017
To:	Julian Gangolli
From:	Justin Gover
cc:	Human Resources

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Julian,

I am pleased to inform you of the following compensation decisions, approved by the Remuneration Committee:

Annual Salary - Effective January 1, 2017
Current Salary:	408,000 USD
New Base Salary:	420,240 USD
% Increase:	3.00%

Note: Effective Feb 1, 2017 all of your salary will be paid through the US payroll.

Performance Bonus - Discretionary bonus to be paid Mar 3, 2017
Bonus Amount:	408,000 USD

Long Term Incentive Plan (LTIP) – Grant date January 6, 2017
Restricted Stock Options:	43,152 UK Ordinary Shares
Performance Stock Options:	143,832 UK Ordinary Shares
Market Priced Options:	87,660 UK Ordinary Shares

Thank you for all of your hard work. I look forward to us working together to achieve yet more this year.